Metalla and ValGold Complete Plan Of Arrangement

VANCOUVER, July 31, 2018 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV:MTA) (OTCQX:MTAFF) (Frankfurt:X9CP) is pleased to announce the successful completion of the previously announced plan of arrangement with ValGold Resources Ltd. ("ValGold"), pursuant to which Metalla has acquired all of the outstanding shares of ValGold (the "ValGold Shares") by way of a court-approved plan of arrangement (the "Arrangement").

Brett Heath, President and Chief Executive Officer of Metalla stated, "We are very pleased to close this accretive transaction which further broadens our royalty portfolio pipeline in the tier-one jurisdiction of Canada, while preserving our strong balance sheet. With the acquisition of Valgold complete, Metalla will now have a portfolio of 21 royalties and streams on projects ranging from production, development, and exploration from some of the strongest operators in the precious metals mining sector."

Under the terms of the Arrangement, holders of ValGold Shares received 0.1667 common shares of Metalla ("Metalla Shares") for each ValGold Share held (the "Exchange Ratio"). In addition, Holders of outstanding ValGold options ("ValGold Options") at closing received Metalla Shares on the basis of the in-the-money value of such ValGold Options. Metalla issued an aggregate 9,659,973 Metalla Shares in exchange for the ValGold Shares and ValGold Options issued and outstanding immediately prior to closing. Outstanding ValGold warrants ("ValGold Warrants") will be exercisable to acquire up to 2,616,831 Metalla Shares, each at an exercise price of approximately $0.60. The certificates previously representing ValGold Warrants will now evidence a right to acquire Metalla Shares, and no new certificates will be issued. Following the closing of the Arrangement, the aggregate issued and outstanding share capital of Metalla consists of 85,239,905 Metalla Shares.

Registered shareholders of ValGold will receive the Metalla Shares to which they are entitled upon delivery to Computershare Trust Company of Canada ("Computershare") of their respective share certificates and completed letters of transmittal together with other required documents. Shareholders are encouraged to contact Computershare at 604-661-9400 for further information concerning the exchange process. The vast majority of shareholders of ValGold are non-registered shareholders. Non-registered shareholders do not need to deposit share certificates of letters of transmittal. The shares will be converted automatically.

It is anticipated that the ValGold Shares will be delisted from the TSX Venture Exchange ("TSXV") and ValGold will submit an application to cease to be a reporting issuer. Metalla Shares received by ValGold shareholders pursuant to the Arrangement will trade on the TSXV under the symbol MTA.

Advisors and Counsel

Metalla retained Bennett Jones LLP as legal advisor.

ValGold retained Evans & Evans, Inc. as financial advisor and McMillan LLP as legal advisor.

About Metalla

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Metalla's strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

Cautionary Statement Regarding Forward-Looking Information

This news release includes certain "Forward Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward looking statements or information. These forward looking statements or information relate to, among other things: delisting of ValGold Shares and ValGold ceasing to be a reporting issuer; anticipated benefits of the Arrangement to Metalla, ValGold and their respective shareholders; enhanced value and capital markets profile of Metalla; and future exploration and growth potential for Metalla. In respect of the Forward-Looking Statements and forward-looking information, Metalla has provided such statements in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner, the necessary regulatory approvals and the ability of Metalla to complete other acquisitions. Accordingly, readers should not place undue reliance on the Forward-Looking Statements and forward-looking information contained in this news release.

These statements reflect Metalla's current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the synergies expected from the Arrangement not being realized; changes in law; fluctuations in general macroeconomic conditions; fluctuations in securities markets and the market price of the Metalla Shares; and availability of necessary future financing. Readers are cautioned against attributing undue certainty to Forward Looking Statements or forward-looking information. Although Metlla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Metalla does not intend and does not assume any obligation, to update these Forward Looking Statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Metalla Royalty and Streaming Ltd.

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For further information: Metalla Royalty & Streaming Ltd.: Brett Heath, President and CEO, Tel: 604-696-0741, Email: info@metallaroyalty.com, Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 09:04e 31-JUL-18